Exhibit 3.1

EXTENSION AMENDMENt

AMENDED AND RESTATED MEMORANDUM AND ARTICLES
OF ASSOCIATION
OF
VICKERS VANTAGE CORP. I

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 48.7 and 48.8 in their entirety and the insertion of the following language in their place:

48.7	In the event that the Company does not consummate a Business Combination by August 11, 2022 (the “Extension Date”), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve; subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

Notwithstanding this Article or any other provision of the Articles, without approval of the Members, the Directors may, at their option and upon five days advance notice prior to the applicable deadline, extend the period of time to consummate a Business Combination up to 5 times, each by an additional 1 month (for a total of up to 6 months to consummate a Business Combination) (the “Deadline Date”), unless the consummation and closing of a Business Combination shall have occurred.

The Company shall provide notice to the Members that an extension will be effected at least five days prior to the applicable deadline.

48.8	In the event that any amendment is made to this Article that would affect the substance or timing of the Company’s obligation to:

(a)	provide for the redemption of the Public Shares in connection with a Business Combination; or

(b)	redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination by the Deadline Date, or such later time as the Members may approve in accordance with the Articles, each holder of Public Shares who is not a Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”